UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No.   )*

DallasNews Corporation
(Name of Issuer)

Series A Common Stock
(Title of Class of Securities)

235050101
(CUSIP Number)

September 10, 2021
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 235050101	13G	Page 2 of 15 Pages
1	NAMES OF REPORTING PERSONS
DOLPHIN LIMITED PARTNERSHIP III, L.P. (“Dolphin III”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒*
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
101,505(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
101,505(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,505(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.14%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Page 2 of 15 Pages

Cusip No. 235050101	13G	Page 3 of 15 Pages
1	NAMES OF REPORTING PERSONS
DOLPHIN ASSOCIATES III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒*
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
101,505(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
101,505(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,505(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.14%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Page 3 of 15 Pages

Cusip No. 235050101	13G	Page 4 of 15 Pages
1	NAMES OF REPORTING PERSONS
DOLPHIN HOLDINGS CORP. III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒*
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
101,505(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
101,505(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,505(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.14%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Page 4 of 15 Pages

Cusip No. 235050101	13G	Page 5 of 15 Pages
1	NAMES OF REPORTING PERSONS
SCANN2 PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒*
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
30,125(3)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
30,125(3)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,125(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.64%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Page 5 of 15 Pages

Cusip No. 235050101	13G	Page 6 of 15 Pages
1	NAMES OF REPORTING PERSONS
SCANN2, LLC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒*
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
30,125(3)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
30,125(3)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,125(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.64%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Page 6 of 15 Pages

Cusip No. 235050101	13G	Page 7 of 15 Pages
1	NAMES OF REPORTING PERSONS
THE NETTER CHILDREN TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒*
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,500(4)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
7,500(4)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,500(4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.16%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Page 7 of 15 Pages

Cusip No. 235050101	13G	Page 8 of 15 Pages
1	NAMES OF REPORTING PERSONS
THE DONALD T. NETTER CHARITABLE REMAINDER UNITRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒*
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
15,000(5)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
15,000(5)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,000(5)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.32%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Page 8 of 15 Pages

Cusip No. 235050101	13G	Page 9 of 15 Pages
1	NAMES OF REPORTING PERSONS
SDAS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒*
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
90,351(6)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
90,351(6)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,351(6)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.91%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Page 9 of 15 Pages

Cusip No. 235050101	13G	Page 10 of 15 Pages
1	NAMES OF REPORTING PERSONS
DONALD T. NETTER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒*
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
244,481(7)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
244,481(7)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
244,481(7)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.16%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

(1)  Includes 101,505 Shares (as defined in Item 2(d) below) of DallasNews Corporation (the “Company”) held by Dolphin Limited Partnership III, L.P. (“Dolphin III”).  Dolphin Associates III, LLC serves as the general partner of Dolphin III. Dolphin Holdings Corp. III (“Dolphin Holdings III”) serves as the managing member of Dolphin Associates III. Mr. Netter serves as the Senior Managing Director of Dolphin Holdings III. By virtue of his position with Dolphin Holdings III, Mr. Netter has sole voting and dispositive power over the Shares held by Dolphin III. Mr. Netter disclaims beneficial ownership of the securities held by Dolphin III, except to the extent of his pecuniary interest therein.

Page 10 of 15 Pages

Cusip No. 235050101	13G	Page 11 of 15 Pages
(2)  Based on 4,737,275 Shares outstanding as of July 22, 2021, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on July 26, 2021.

(3) Based on 30,125 Shares held by Scann2 Partners, L.P. Scann2, LLC serves as the general partner of Scann2 Partners, L.P. and Mr. Netter serves as the President of Scann2, LLC. By virtue of his position with Scann2, LLC, Mr. Netter has the sole voting and dispositive power over the Shares held by Scann2 Partners L.P. Mr. Netter disclaims beneficial ownership of the securities held by Scann2 Partners, L.P., except to the extent of his pecuniary interest therein.

(4) Based on 7,500 Shares held by The Netter Children Trust (the “Trust”). Mr. Netter is currently the sole trustee of the Trust and, in such capacity, has sole voting and dispositive power over the Shares held by the Trust.  Mr. Netter disclaims beneficial ownership of the securities held by the Trust.

(5) Based on 15,000 Shares held by The Donald T. Netter Charitable Remainder Unitrust (the “CRUT”). Mr. Netter is currently the sole trustee of the CRUT and, in such capacity, has sole voting and dispositive power over the Shares held by the CRUT. Mr. Netter is an income beneficiary of the CRUT.

(6) Based on 90,351 Shares held by SDAS, LLC (“SDAS”). Mr. Netter serves as Manager for SDAS and accordingly has sole voting and dispositive power over the Shares held by SDAS.  Mr. Netter disclaims beneficial ownership of the securities held by SDAS.

(7) Includes:

(i) 101,505 Shares held by Dolphin III.  Dolphin Associates III serves as the general partner of Dolphin III. Dolphin Holdings III serves as the managing member of Dolphin Associates III. Mr. Netter serves as the Senior Managing Director of Dolphin Holdings III. By virtue of his position with Dolphin Holdings III, Mr. Netter has sole voting and dispositive power over the Shares held by Dolphin III. Mr. Netter disclaims beneficial ownership of the securities held by Dolphin III, except to the extent of his pecuniary interest therein.

(ii) 30,125 Shares held by Scann2 Partners, L.P. Scann2, LLC serves as the general partner of Scann2 Partners, L.P. and Mr. Netter serves as the President of Scann2, LLC. By virtue of his position with Scann2, LLC, Mr. Netter has the sole voting and dispositive power over the Shares held by Scann2 Partners, L.P. Mr. Netter disclaims beneficial ownership of the securities held by Scann2 Partners, L.P., except to the extent of his pecuniary interest therein.

(iii) 7,500 Shares held by the Trust. Mr. Netter is currently the sole trustee of the Trust and, in such capacity, has sole voting and dispositive power over the Shares held by the Trust.  Mr. Netter disclaims beneficial ownership of the securities held by the Trust.

(iv) 15,000 Shares held by the CRUT. Mr. Netter is currently the sole trustee of the CRUT and, in such capacity, has sole voting and dispositive power over the Shares held by the CRUT. Mr. Netter is an income beneficiary of the CRUT.

(v) 90,351 Shares held by SDAS. Mr. Netter serves as Manager for SDAS and has sole voting and dispositive power over the Shares held by SDAS.  Mr. Netter disclaims beneficial ownership of the securities held by SDAS.

Item 1(a).	Name of Issuer:

DallasNews Corporation (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1954 Commerce Street
Dallas, TX 75201

Page 11 of 15 Pages

Cusip No. 235050101	13G	Page 12 of 15 Pages
Item 2.

(a)  Name of Person Filing: This statement is jointly filed by and on behalf of Dolphin Limited Partnership III, L.P., Dolphin Associates III, LLC, Dolphin Holdings Corp. III, Scann2 Partners, L.P., Scann2, LLC, The Netter Children Trust, The Donald T. Netter Charitable Remainder Unitrust, SDAS, LLC, and Donald T. Netter

(b)  Address of Principal Business Office or, if none, Residence:

Dolphin Limited Partnership III, L.P., Dolphin Associates III, LLC, Dolphin Holdings Corp. III, Scann2 Partners, L.P., Scann2, LLC, The Netter Children Trust, The Donald T. Netter Charitable Remainder Unitrust, and Donald T. Netter: 117 East Putnam Avenue, Riverside, CT 06878

SDAS, LLC: 4020 Jackson Blvd, Rapid City, SD 57702.

(c)  Citizenship:
Dolphin Limited Partnership III, L.P.: a Delaware limited partnership
Dolphin Associates III, LLC: a Delaware limited liability company
Dolphin Holdings Corp. III:: a Delaware corporation
Scann2 Partners, L.P.: a Delaware limited partnership
Scann2, LLC, a Delaware limited liability company
The Netter Children Trust
The Donald T. Netter Charitable Remainder Unitrust
SDAS, LLC: a South Dakota limited liability company
Donald T. Netter: a citizen of the United States.

(d)Title of Class of Securities: Series A Common Stock, $0.01 par value (the “Shares”).

(e)CUSIP Number: 235050101

Item 3.	Type of Person: Not applicable.

Item 4.	Ownership:

Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Page 12 of 15 Pages

Cusip No. 235050101	13G	Page 13 of 15 Pages
Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 13 of 15 Pages

Cusip No. 235050101	13G	Page 14 of 15 Pages
SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct

Date: September 22, 2021

DOLPHIN LIMITED PARTNERSHIP III, L.P.

By:	Dolphin Associates III, LLC General Partner

By:	Dolphin Holdings Corp. III Managing Member

By:	/s/ Donald T. Netter
Donald T. Netter Senior Managing Director

DOLPHIN ASSOCIATES III, LLC

By:	Dolphin Holdings Corp. III Managing Member

By:	/s/ Donald T. Netter
Donald T. Netter Senior Managing Director

DOLPHIN HOLDINGS CORP. III

By:	/s/ Donald T. Netter
Donald T. Netter Senior Managing Director

SCANN2 PARTNERS, L.P.

By:	Scann2, LLC General Partner

By:	/s/ Donald T. Netter
Donald T. Netter President

SCANN2, LLC.

By:	/s/ Donald T. Netter
Donald T. Netter President

Page 14 of 15 Pages

Cusip No. 235050101	13G	Page 15 of 15 Pages
THE NETTER CHILDREN TRUST

By:	/s/ Donald T. Netter
Donald T. Netter Trustee

THE DONALD T. NETTER CHARITABLE REMAINDER UNITRUST

By:	/s/ Donald T. Netter
Donald T. Netter Trustee

SDAS, LLC

By:	/s/ Donald T. Netter
Donald T. Netter Manager

/s/ Donald T. Netter
DONALD T. NETTER

Page 15 of 15 Pages